DCN 20016224

RECEIVED

MAR 1 2 20

SECURITIES AND EXCHANGE COMMISSION
BOSTON REGIONAL OFFICE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterway Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

699 Boylston Street, 8th Floor
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana Ward 617-226-8110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown PC
(Name – *if individual, state last, first, middle name*)

200 Jerfferson Park, Suite 400	Whippany	NY	07981-1070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. sargent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterway Capital, as of March 11th, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANA F. WARD
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 11, 2024

Signature

President

Title

Ana F. Ward

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATERWAY CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019

WATERWAY CAPITAL, LLC

CONTENTS

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Waterway Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Waterway Capital LLC (the "Company"), as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

March 11, 2020

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

WATERWAY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Assets		
Cash, unrestricted	$	3,008,312
Accounts receivable		35,700
Deposits and other prepaids		80,015
Due from affiliate		138,069
Right of use assets		14,221
Property and equipment, net		202,481
Security deposit		16,246
Total Assets	$	3,495,044
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	120,235
Accrued expenses and other liabilities		1,230,687
Due to affiliate		411
Lease liabilities		14,221
Contract liabilities		891,340
Total Liabilities		2,256,894
Member's Equity		1,238,150
Total Liabilities and Member's Equity	$	3,495,044

These financial statements and schedules are deemed confidential pursuant to sub-paragraph (e)(3). The accompanying notes are an integral part of these financial statements.

WATERWAY CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue		
Advisory and placement services	$	8,361,226
Revenue sharing		89,669
Other income		176,803
Total Revenue		8,627,698
Operating Expenses		
Employee compensation and benefits	$	5,477,069
Legal, professional and regulatory fees		591,483
Occupancy		341,107
Depreciation		59,408
Technology and communication		70,391
Office expenses		418,195
Travel and entertainment		119,822
Other expenses		24,875
Total Operating Expenses		7,102,350
Net Income	$	1,525,348

These financial statements and schedules are deemed confidential pursuant to sub-paragraph (e)(3). The accompanying notes are an integral part of these financial statements.

WATERWAY CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Membership Units	Accumulated Capital	Total Member's Equity
Balance at January 1, 2019	$ 87,500	$ 2,836,361	$ 2,923,861
Member's distributions	-	(3,211,059)	(3,211,059)
Net income	-	1,525,348	1,525,348
Balance at December 31, 2019	$ 87,500	$ 1,150,650	$ 1,238,150

These financial statements and schedules are deemed confidential pursuant to sub-paragraph (e)(3). The accompanying notes are an integral part of these financial statements.

WATERWAY CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities		
Net income	$	1,525,348
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		59,408
Amortization of right of use asset		6,420
Changes in operating assets and liabilities:		
Accounts receivable		(35,700)
Deposits and other prepaids		(62,024)
Due from affiliates		97,592
Due to affiliates		411
Accounts payable		(48,615)
Accrued expenses and other liabillities		98,757
Contract liabilities		728,687
Lease liabilities		(6,420)
Total Adjustments		838,516
Net Cash Provided by Operating Activities		2,363,864
Cash Flows Used In Investing Activities		
Investment in property and equipment		(22,081)
Cash Flows Used In Financing Activities		
Distributions to member		(3,211,059)
Net Decrease In Cash and Restricted Cash		(869,276)
Cash and Restricted Cash at Beginning of Year		3,877,588
Cash and Restricted Cash at End of Year	$	3,008,312
Cash and restricted cash consist of the following:		
Beginning of period:		
Cash	$	3,767,818
Restricted Cash		109,770
Total	$	3,877,588
End of Period:		
Cash	$	3,008,312
Restricted Cash		-
Total	$	3,008,312
NONCASH DISCLOSURES:		
Lease assets obtained in exchange for operating lease liabilities	$	20,640
Distribution for forgiveness of due from parent	$	226,780

These financial statements and schedules are deemed confidential pursuant to sub-paragraph (e)(3). The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF COMPANY

Waterway Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Massachusetts Limited Liability Company ("LLC") that is a wholly-owned subsidiary of Waterway Partners, LLC (the "Holding Company"). The Company specializes in the private placement of debt securities among its insurance company, pension fund, bank and other money management clients.

On January 1, 2019, Bostonia Global Securities LLC was legally separated from Bostonia Group LLC. The Company received approval from FINRA to change its name to Waterway Capital, LLC. Waterway Capital, LLC is a wholly-owned, disregarded entity under the new holding company, Waterway Partners, LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

PROPERTY AND EQUIPMENT, NET

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets.

INCOME TAXES

The Company is organized as a single-member Limited Liability Company. Under the provisions of the Internal Revenue Code, a single member LLC is considered a disregarded entity for income tax reporting purposes and, accordingly, is not subject to income taxes. Income of the Company flows to the Members of Waterway Partners, LLC and is includable in the Member's income tax returns. The Company follows Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2019, the Company has no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. As of December 31, 2019, the Holding Company's federal and state tax returns generally remain open for possible examination for a period of three years after the date which the returns were filed.

REVENUE RECOGNITION

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration of which the entity expects to be entitled in exchange for those goods or services.

As part of this analysis over the revenue recognition of ASC Topic 606 the Company examined the five steps to revenue recognition as follows:

1) Identify the contract(s) with a customer: before entering into an arrangement with a customer, an executed, defined contract is completed
2) Identify the performance obligations in the contract: Clearly identified in each contract that the performance obligation is facilitating the placement of debt and related real estate transactions.
3) Determine the transaction price: Terms are clearly defined in each contract for each performance obligation.
4) Allocate the transaction price to the performance obligations in the contract: Based on the terms of the contract, the transaction price is determined at contract inception for the distinct services underlying each performance obligation.
5) Recognize revenue when (or as) the entity satisfies a performance obligation: Revenue is only recorded by the company once the respective performance obligation has been identified and satisfied.

REVENUE FROM CONTRACTS WITH CUSTOMERS

SIGNIFICANT JUDGMENTS

Revenue from contracts with customers includes investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT BANKING

Advisory & placement services fees and revenue sharing: The Company provides advisory and placement services. Revenue for advisory arrangements is generally recognized at the point in time that the placement of debt under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

DISAGGREGATED REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers		
Investment banking fees		
Advisory and placement services	$	8,361,226
Revenue sharing		89,669
Total investment banking fee revenue		8,450,895
Total revenue from contracts with customers	$	8,450,895

CONTRACT BALANCES

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	January 1, 2019	December 31, 2019
Customer receivables	$ -	$ 35,700
Contract assets	-	-
Contract liabilities	162,653	891,340

There was no revenue recognized in 2019 from performance obligations satisfied (or partially satisfied) in previous periods. The contract liabilities primarily relate to advanced consideration received from customers for contracts.

Significant changes in the contract liabilities balance during the period are as follows:

	January 1, 2019	
	Contract Assets	Contract Liabilities
Increases due to cash received, excluding amounts recognized as revenue during the period	$ -	728,687

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING

The Company records expenses for advertising when the liability is incurred. The amount expensed for the year ended December 31, 2019 is $22,649.

FAIR VALUE MEASUREMENTS

The Company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three–level hierarchy, as discussed below.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical investments that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following as of December 31, 2019:

	Estimated Useful Lives		
Furniture and fixtures	7 years	$	115,426
Computer equipment	3 years		109,212
Office equipment	3 years		42,827
Software	3 years		1,675
Leasehold improvements	Life of lease		191,302
Total Cost			460,442
Less: accumulated depreciation and amortization			(257,961)
Property and Equipment, Net		$	202,481

Depreciation and amortization expense relating to PP&E totaled $59,408 for the year ended December 31, 2019.

NOTE 4 – NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2019, the Company had net capital of $765,639, which was in excess of the minimum net capital of $149,512 in the amount of $616,127. The Company's aggregate indebtedness to net capital ratio was 2.9 to 1.

NOTE 5 – COMMITMENTS

LEASE COMMITMENTS

The Company previously leased office facilities pursuant to three operating lease agreements. Under the new corporate structure referenced in Note 1, all of these leases were assigned to the Holding Company.

Occupancy expense was approximately $340,000 for the year ended December 31, 2019. Included in this expense is a month to month rental for an office space in New York, NY.

Additionally, the Company had sublet portions of its Boston facility under two space sharing license agreements. One agreement provided for monthly payments of $4,950 through

NOTE 5 – COMMITMENTS (CONTINUED)

LEASE COMMITMENTS (CONTINUED)

January 31, 2019. This agreement was extended through January 31, 2020 for monthly payments of $7,000. The second agreement provided for monthly payments of $6,000 through January 31, 2019 and was not renewed. Through March, 2019, the Company shared this sublease income with Bostonia Partners, LLC. Sublease income for the year ended December 31, 2019 was $12,475 and is included in other income on the statement of income. The sublease income ended in March, 2019 with the assignment of the lease to Waterway Partners on March 14th, 2019. The Company did not receive any sublease income after March, 2019. The Chicago office lease was assigned to Waterway Partners on July 23rd, 2019.

NOTE 6 – RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts certain transactions with related parties affiliated by common control. All of the entities are affiliated through common ownership by the parent company, Waterway Partners, LLC.

The Company has paid for various administrative and overhead expenses on behalf of the related parties. During 2019, the related parties incurred $124,836 in expenses that were paid by the Company. At December 31, 2019, the Company has a balance due to Waterway Partners, LLC of $411 and due from Waterway Family Funds, LLC of $138,069.

NOTE 7 – PROFIT SHARING PLAN

The Company participates in a discretionary profit sharing plan maintained by Waterway Partners, LLC, an affiliate that covers all employees of the Company who have met eligibility requirements as defined in the plan document. The Plan includes a provision where the Company will make a Safe Harbor Non-elective Contribution to the individual account of each eligible employee in an amount equal to three percent of the employee's compensation for the plan year. Company contributions to the Plan for the year ended December 31, 2019 were $97,449.

NOTE 8 – CONCENTRATIONS

The Company maintains its cash at one commercial bank. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts. At times the Company's balances may be greater than the federally insured limits. The Company has not

NOTE 8 – CONCENTRATIONS (CONTINUED)

experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

During 2019, the Company had five customers that represented 64% of advisory and placement service revenue.

NOTE 9 – LEASES

ADOPTION OF ASC TOPIC 842, LEASES

On January 1, 2019, the Company adopted ASC Topic 842, Leases ("Topic 842"). As part of the analysis, the Company determined they had three operating leases to be recognized.

LEASE RECOGNITION

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for equipment with remaining lease terms of 17 months to 47 months with a weighted-average remaining term of 24 months. Upon adoption of ASC 842, the Company recognized right of use assets and lease liabilities of $20,640.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate of 5.5% based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. For 2019, expenses for these operating leases totaled $6,420 and amortization of the right of use asset totaled $6,420.

The maturities of lease liabilities as of December 31, 2019 were as follows:

2020	$	7,962
2021		5,420
2022		1,135
2023		588
Total lease payments		15,105
Less: imputed interest		(884)
Total	$	14,221

NOTE 10 – EXEMPTION STATUS

Waterway Capital, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

NOTE 11 – MANAGEMENT'S REVIEW OF SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition and for disclosure in the December 31, 2019 financial statements through the date on which the financial statements were available to be issued.

WATERWAY CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2019

Schedule I

Member's Equity		1,238,150
Non-allowable assets		
Accounts receivable		(35,700)
Deposits and other prepaids		(80,015)
Due from affiliates		(138,069)
Property and equipment, net		(202,481)
Security deposit		(16,246)
Total non-allowable assets		(472,511)
Net capital before haircut		765,639
Less: haircut		-
Net capital		765,639
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		(149,512)
Excess net capital	$	616,127
Aggregate Indebtedness	$	2,242,673
Ratio, aggregate indebtedness to net capital		2.9 to 1

No material differences exist in net capital, as reported in Company's Part IIA (unaudited) amended FOCUS report as of December 31, 2019

See accompanying report of independent registered public accounting firm.

WATERWAY CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2019

Schedule II

Management Statement for Exemption of the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Waterway Capital LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Waterway Capital LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Waterway Capital LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

March 11, 2020

Waterway Capital, LLC
Rule 15c3-3 Exemption Report
Year Ended December 31, 2019

Waterway Capital, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under Section (k)(2)(i); and

(2) The Company has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the period from January 1, 2019 through December 31, 2019, without exception.

I, Thomas A. Sargent, President, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________
Title: President
March 11, 2020